UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AEP INDUSTRIES INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

002031103

(CUSIP Number)

Warshaw Burstein Cohen Schlesinger & Kuh, LLP
555 Fifth Avenue
New York, New York 10017
(212) 984-7700
Attn: Paul E. Gelbard, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Brendan Barba

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,291,161

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,291,161

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,291,161

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.01 per share (the  “Common Stock”), of AEP Industries Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 125 Phillips Avenue, South Hackensack, New Jersey 07606-1546.

Item 2.	Identity and Background
(a) This statement is being filed by J. Brendan Barba (the “Reporting Person”), individually.
(b) The business address of the Reporting Person is 125 Phillips Avenue, South Hackensack, New Jersey 07606-1546.
(c) The Reporting Person’s present principal occupation is President and Chairman of the Board of Directors of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On February 4, 2005, a group of affiliated purchasers, led by Third Point LLC (“Third Point”) acquired 2,174,268 shares of Common Stock and granted to the Reporting Person an irrevocable proxy to vote 660,862 of such shares (the “Proxy”). In connection therewith, the Reporting Person, the Third Point-affiliated purchasers and the Issuer entered into the Agreement described below in Item 6.  The Proxy expired March 18, 2005.

Item 4.	Purpose of Transaction

The Proxy was granted by certain of the Third Point-affiliated purchasers in order to provide that the Reporting Person’s beneficial ownership of the Common Stock's voting power is greater than that of the Third Point-affiliated purchasers.

The Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or to take any action similar to the actions described above.

Item 5.	Interest in Securities of the Issuer

The Common Stock beneficially owned by the Reporting Person includes 30,000 shares of Common Stock that the Reporting Person may acquire pursuant to stock options exercisable within 60 days after the date hereof.

(a)           See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by the Reporting Person is based on 8,436,775 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in its Annual Report on Form 10-K for the year ended October 31, 2004.

(b)           See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer since the most recent filing on Schedule 13D by the Reporting Person, except as described herein.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described herein, the Reporting Person was granted the Proxy with respect to 660,862 shares of Common Stock on February 4, 2005.  The Proxy expired March 18, 2005.

The Reporting Person is also a party to an agreement with the Issuer and the Third Point-affiliated purchasers concerning certain governance and other matters regarding the Issuer.  Among other things, the agreement requires the Issuer and the Reporting Person to take all actions under their control to cause, depending on the percentage stock ownership of the Issuer by Third Point and its affiliated purchasers, up to two persons designated by Third Point to be appointed and elected to the Issuer’s Board of Directors following delivery of a notice to the Issuer and to the Reporting Person exercising such right to designate.  Furthermore, the Reporting Person has agreed not to reduce his beneficial ownership of the voting stock of the Issuer during the period the Proxy is in effect.  In the Agreement, the Third Point-affiliated purchasers acknowledged and agreed that such purchasers and the Reporting Person do not (by virtue of the Proxy or otherwise) collectively constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5(b)(1) promulgated thereunder with respect to any shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1                             Agreement dated as of February 4, 2005 by and among the Issuer, the Purchasers Identified Therein and the Reporting Person (incorporated by reference to Exhibit 99.1 of Form 8-K of the Issuer, filed with the Securities and Exchange Commission on February 10, 2005)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2005
Date
/s/ J. Brendan Barba
Signature
J. Brendan Barba
Name/Title